Exhibit 99.1

2010 Global Steel & Mining Conference September 22, 2010 Dan Dienst, Group CEO Rob Larry, Group CFO Sims Metal Management Limited ASX: SGM NYSE: SMS

Disclaimer This presentation for Sims Metal Management Limited ("Sims" or the "Company") is designed to provide a high level overview of aspects of the operations of Sims. The material set out in the presentation is current as of September 22, 2010 except where references are made to prior dates, particularly as it relates to "Market conditions update" and "Strategy & Outlook" sections which were formed and communicated as of August 26, 2010 (U.S.). The presentation may contain forward looking statements about assumptions, estimates and outcomes, which are based on internal business data and external sources. Given the nature of the industry, business risks, and other factors, the assumptions, estimates and outcomes are uncertain. They may be affected by internal and external factors which may have a material effect on future business performance and results. No assurance or guarantee is, or should be taken to be, given in relation to the future business performance or results of Sims or the likelihood that the assumptions, estimates or outcomes will be achieved. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission ("SEC"), including the risk factors described in the Company's Annual Report on Form 20-F/A, which we filed with the SEC on April 14, 2010. While management has taken every effort to ensure the accuracy of the material in the presentation, the presentation is provided for information only. The Company, its officers and management exclude and disclaim any liability in respect of anything done in reliance on the presentation. You should make your own enquiries and take your own advice (including financial and legal advice) before making an investment in the Company's shares or in making a decision to hold or sell your shares. Please note that all references to $ or dollars herein are references to Australian dollars, unless otherwise indicated.

Presentation Agenda Company overview Market conditions update as of August 26, 2010 FY2010 full year results Strategy & outlook Summary

Company Overview Ship Loading - Newport, UK

Company Overview An industry leader and world's largest listed recycler of both metals and electronics, handling and trading more than 13 million tons of recyclable material in FY2010 Ferrous Metals Non-Ferrous Metals Industrial and Obsolete Grades Specialty Alloys Waste Electronics and Electrical Equipment SAFETY A CORE DNA STRAND Headquartered in New York: Sims Metal Management generates approximately 68% of revenues from North America, and roughly 16% from both Australasia and European operations Centralised trading offices in New York (ferrous) and Hong Kong (non- ferrous) Tremendous operating leverage for earnings growth as and when economic conditions improve Moving raw materials through global trade channels Sims Metal Management has the best and the brightest talent in the industry As of June 30, 2010 the Company had net cash balances of approximately $15 million and undrawn lines of credit of approximately $1.3 billion recently increased to $1.5 billion Publicly listed on the NYSE and Australian Securities Exchange Well positioned and strongly capitalised for growth

Global Footprint Approximately 230 facilities on five continents and 20+ countries Trade offices or agents in every major scrap importing or exporting country Market leading positions in North America, Australia, New Zealand, and the United Kingdom World's largest electronics recycler

Metal Recycling Business Deep water export facilities in strategic markets, including: New York/New Jersey/ Pennsylvania/ Connecticut/Los Angeles/San Francisco/Virginia Sydney/Perth/Melbourne/Brisbane Newport/Avonmouth/Hull Market leadership positions with access to strategic deep water ports Metal recycling operations on four continents with more than 30 shredders worldwide Recent investments in advanced non- ferrous downstream separation already deployed in New Jersey, LA and Connecticut - expected roll out to other NA markets, the UK and Australia in FY2011

Sims Recycling Solutions (SRS) SRS is a key driver of our growth and offers a unique capability in terms of footprint and scale SRS is the world's largest and only global electronics recycler $657 million in sales in FY2010 Well positioned in European and North American Markets, developing APAC e-recycling business Volumes growing organically through legislation and otherwise Acquired Technorecycle GmbH in Germany in September 2009, Wincanton e-recycling assets in UK in July 2010 Strong FY2010 performance Sims Recycling Solutions Newport WEEE Facility - Newport, UK

Commitment to Sustainability One of the greenest companies in the world, committed to reducing energy consumption by diverting raw materials from the waste system Sims Metal Management was named in the Global 100 Most Sustainable Corporations in the World at the 2010 World Economic Forum in Davos, Switzerland for the second year in a row Dedicated energy and sustainability teams in every division World-class in creating sustainability advantage

Commitment to a Culture of Safety 5,600 of the best employees in the industry striving towards accomplishing our safety goals: to be shoulder to shoulder with the safest manufacturing companies in the world A moral and business imperative Dedicated regional and global Safety, Health, Environment & Community (SHEC) teams changing culture and behaviors Recently implemented safety initiatives led by DuPont Safety Resources in Europe and North America FY2010 SAFEST IN COMPANY'S HISTORY Safety is a CORE VALUE

Market Conditions Update as of August 26, 2010 Claremont Terminal Mega-shedder - Jersey City, New Jersey, USA

Market Conditions Update as of August 26, 2010 Ferrous scrap flows remain weak in NA and EU from a historical context, in part due to uncertain economic conditions and weather, while demand for ferrous remains streaky as steel mills match raw material inventories closely with order books and production schedules We expect ferrous scrap prices may further increase in the near- term due to the limited supply, particularly as U.S. mills return to the market - this could drive higher ferrous scrap prices, and ultimately improving and restoring intake Trading in non-ferrous scrap metal remains liquid with firm demand although flows have been recently impacted by the recent extreme weather factors in the Northern Hemisphere Volatility still evident in scrap and steel markets

Fiscal 2010 Full Year Results Rendering of Sunset Park Material Recycling Facility - Brooklyn, New York, USA

Highlights of Full Year FY2010 - June 30, 2010 (Unaudited and in A$) Sales revenue of $7.5 billion down 14% on FY2009 EBITDA of $353 million up 36% on FY2009 NPAT of $127 million in FY2010 Earnings per share of 64 cents in FY2010 (diluted) Dividends per share of 33 cents in FY2010 Closed four acquisitions in FY2010 Invested $121 million in CapEx Executed $440 million capital raise to fund technology, future growth and enhance flexibility Strong results from Australasia and Europe Maintained strong capitalisation throughout the GFC, enabling technology investment, acquisitions and efficiency projects

Full Year Financial Overview Provided August 27, 2010 for Period Ended June 30, 2010 & 2009 FY 2010 FY 2009 Change (%) Sales Revenue ($m) 7,452.6 8,636.2 (13.7) EBITDA ($m)* 352.9 259.0 36.3 Depreciation ($m) 109.1 120.7 (9.6) Amortisation ($m) 34.8 50.1 (30.5) EBIT ($m)* 208.1 88.2 135.9 NPAT ($m)* 126.7 40.8 210.5 EPS (cents)* 64.5 22.5 186.7 Net cash (outflow)/inflow from operating activities ($m) (47.5) 554.4 (108.6) Capital Expenditures ($m) 120.9 187.5 (35.5) Net (Cash) Debt ($m) (15.1) 105.6 114.3 Net (Cash) Debt/[Net (Cash) Debt + Equity] (%) (0.5) 3.6 - Sales Tonnes ('000) 12,896.6 13,212.0 (2.4) Full Fiscal Year Dividend (cents per share) 33 38 (13.2) *FY2009 presented EBITDA, EBIT, NPAT and EPS excludes goodwill impairment of $191.1 million, which represented $1.05 per share. *FY2010 presented EBITDA is before impairment of other intangibles of $0.9 million.

North America Regional Results North America Regional Results *Pre-goodwill impairment (FY2009), impairment of other intangibles (FY2010) and group corporate costs.

Australasia Regional Results Australasia Regional Results *Pre-group corporate costs.

Europe Regional Results Europe Regional Results

Strategy & Outlook Sims Recycling Solutions

Strategy & Outlook Maintain our focus on safety Develop and implement technology Pursue industry consolidation in North America Continue to invest and expand SRS Perpetuate non-speculative trading practices while at same time utilising information to make "judgement calls"

Maintaining Our Focus on Safety FY2010 was the safest year in Company history Already one of the safest in the industry - but that's not good enough Safety has a direct correlation to efficiency and profitability Be world-class - standing shoulder-to-shoulder with the safest manufacturers in the world and ultimately the safest manufacturing organisation in the world 0 5 10 15 20 25 30 LTI Frequency MTI Frequency LTI+MTI Frequency Year on Year Safety Stats FY2010 FY2009

Develop and Implement Technology Solid balance sheet with a net cash position at June 30, 2010 ensuring financial flexibility for technology investments and acquisitions Sims Metal Management used the GFC period to right size and invest in high ROI projects to maximise efficiency in its operations Efficiencies through technology Third generation advances in downstream shredding technology The Company believes it will be better positioned than competitors when markets recover SRS is well positioned and growing in leading markets - acquiring new technologies through acquisitions Maximising recovery of commodities from recyclables and return on investment Gilman Shredder and Downstream - Gillman, South Australia, AU

Pursue Industry Consolidation in North America Sims Metal Management and its joint ventures have an unrivaled geographic footprint in North America Major deep-water ports on both the East and West Coast Access to Mississippi River from Midwest and Southern facilities, to U.S. mills and for export through Port of New Orleans North America remains fragmented and ripe for market consolidation North America Trade Corporation - new domestic ferrous brokerage platform All regions and facilities have access to domestic and global customers - by barge, ship, rail or truck Multiple forms of transportation at every facility - key access to strategic ports and docks

Continue to Invest and Expand Sims Recycling Solutions Sims Recycling Solutions is a strong contributor to EBIT Acquired asset management and technology platforms in UK and EU in FY2010 FY2011 acquisition of Wincanton e- recycling assets Great public interest and awareness of growing issue of e-waste and proper recycling US collection schemes coming "online" state-by-state Will continue to grow organically and through acquisition Sims Recycling Solutions - Daventry, Northamptonshire, UK (former Wincanton e-recycling asset)

Perpetuate Non-Speculative Trading Practices and Leveraging Advantage from Core Competencies Sims Metal Management has a core competency that relates to its global geographic diversity - intelligence from our worldwide presence and implementing the best practices globally back into our regions and operations We know that our people are our most important resource and our biggest competitive advantage Turn inventories with focus and buying scrap with margin Regulating flows based upon what we see as an opportunity for selling Our people make us successful

Summary Global leader in metal and electronics recycling industry, with the best and the brightest employees in our industry Committed to safe and sustainable operations Strong capitalisation and an entrepreneurial discipline in the deployment of capital Well positioned for growth and shareholder value creation due to technological improvements and successful execution of a consolidation strategy

Right. Now.